Filed by Janus Investment Fund pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12(b) under the Securities Exchange Act of 1934
Subject Companies:
Nicholas Fund, Inc.
File No. 002-30447
Nicholas Equity Income Fund, Inc.
File No. 033-69804
Nicholas II, Inc.
File No. 002-85030
Nicholas Limited Edition, Inc.
File No. 033-11420
Date: October 19, 2026

KEY MESSAGES:

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Janus Henderson Investors has announced the firm has entered into an agreement to acquire four mutual funds managed by Nicholas Company, an independently owned investment firm founded in 1967 based in Milwaukee, Wisconsin with $5.7 billion in assets under management (AUM) and approximately 28,000 self-directed and intermediary clients.1

1 As of September 30

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The acquisition marks a strategic investment in the continued growth of Janus Henderson’s U.S. self-directed investor platform.

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The transaction, which is subject to shareholder approval, is also expected to provide clients of the Nicholas Funds with access to a broad range of investment capabilities, enhanced technology, client service resources, and Janus Henderson’s longstanding commitment to helping clients achieve superior financial outcomes.

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Following completion of the transaction, including the receipt of requisite shareholder approvals, Nicholas Fund clients will be reorganized into the Janus Henderson fund group on a tax-free basis and the assets of Nicholas’ four U.S. equity mutual funds will be integrated into Janus Henderson's self-directed investor offering with comparable actively managed investment strategies and strong historical long-term performance track records.

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Clients will continue to receive uninterrupted service throughout the transition benefiting from Janus Henderson’s investment expertise, expanded product lineup, digital capabilities, and U.S.-based client support resources.

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In tandem with the transaction, Janus Henderson plans to launch the Janus Henderson U.S. Research Core Fund, into which the flagship Nicholas Fund will merge when the transaction and shareholder approvals are completed.

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Janus Henderson’s Research strategies total approximately $40 billion2 with self-directed, intermediary, and global institutional clients, and the addition of the Research Core Fund to Janus Henderson’s mutual fund product lineup further strengthens the firm’s investment offering in U.S. large cap equities.

2 As of August 31, 2026
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Nicholas Company is an independently owned investment firm that has operated under the same investment philosophy, process, and management since its founding in 1967. The firm’s philosophy is based on a fundamental, bottom-up approach to security selection with a long-term investment horizon. Nicholas’ investment process focuses on identifying securities offering secular growth characteristics, strong financial bases, reasonable valuations, and downside risk.

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The acquisition of these funds reflects our commitment to protecting and growing our self-directed investor business, which we have been committed to since the founding of our first U.S. mutual fund in 1970.

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Fund consolidation is a continuation of the trend in the U.S. mutual fund industry toward greater scale and platform depth, with meaningful benefits for fund clients and investment firms alike.

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We believe Janus Henderson will be a strong partner for Nicholas Funds shareholders and similarly situated fund management firms seeking to partner with JHI.

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Janus Henderson's direct investor platform provides investors with access to a comprehensive suite of tools, resources, and investment solutions designed to support the long-term financial well-being of clients. These capabilities include a robust online portal and mobile app, a highly trained in-house U.S. transfer agency team delivering personalized client service, complimentary guidance from licensed financial professionals on tax-advantage accounts, automated required minimum distribution functionality, and access to a broad range of investment products, including mutual funds and donor-advised fund solutions.

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The transaction is subject to customary closing conditions, regulatory approvals, and shareholder approval. Details regarding timing and client transition plans will be communicated directly to clients as they become available.
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When the prospectus/proxy statement becomes available, shareholders are urged to read it because it will contain important information about the proposed transaction and related matters. The prospectus/proxy statement, when available, will be available for free at the SEC’s website www.sec.gov. This communication is for informational purposes only and does not constitute an offer of any securities for sale. No offer of securities will be made except pursuant to a prospectus meeting the requirements of Section 10 of the Securities Act of 1933.

Q&A – FOR REACTIVE VERBAL USE ONLY

1.
Why has Janus Henderson decided to acquire Nicholas funds and how does this acquisition fit into Janus Henderson’s corporate strategy?

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The acquisition of these funds reflects our commitment to protecting and growing our self-directed investor business, which we have been committed to since the founding of our first U.S. mutual fund in 1970.

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We believe Janus Henderson will be a strong partner for Nicholas Funds shareholders and similarly situated fund management firms seeking to partner with us.

2.
When is the transaction expected to close?

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Subject to customary closing conditions, regulatory approvals, and shareholder approval, the transaction is scheduled to close in the first half of 2027.

3.
What are the financial terms of the transaction?

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Financial terms of the transaction will not be disclosed.

4.
Can you tell me about Nicholas Company and Funds?

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Nicholas Company is an independently owned investment firm based in Milwaukee, Wisconsin that has operated under the same investment philosophy, process, and management since its founding in 1967. The firm’s philosophy is based on a fundamental, bottom-up approach to security selection with a long-term investment horizon. Nicholas’ investment process focuses on identifying securities offering secular growth characteristics, strong financial bases, reasonable valuations, and downside risk.

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Nicholas Funds have $5.7 billion in assets under management (AUM) and approximately 28,000 self-directed and intermediary clients. 1

1 As of September 30
5.
What are the main benefits of the acquisition for Nicholas Fund clients?

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The transaction, which is subject to shareholder approval, is also expected to provide clients of the Nicholas Funds with access to a broad range of investment capabilities, enhanced technology, client service resources, and Janus Henderson’s longstanding commitment to helping clients achieve superior financial outcomes.

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Following completion of the transaction, including the receipt of requisite shareholder approvals, Nicholas Fund clients will be reorganized into the Janus Henderson fund group on a tax-free basis and the assets of Nicholas’ four U.S. equity mutual funds will be integrated into Janus Henderson's self-directed investor offering with comparable actively managed investment strategies and historical strong long-term performance track records.

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Post closing, clients will continue to receive seamless service, benefiting from Janus Henderson’s investment expertise, expanded product lineup, digital capabilities, and U.S.-based client support resources.

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Janus Henderson's direct investor platform provides investors with access to a comprehensive suite of tools, resources, and investment solutions designed to support the long-term financial well-being of clients. These capabilities include a robust online portal and mobile app, a highly trained in-house U.S. transfer agency team delivering personalized client service, complimentary guidance from licensed financial professionals on tax-advantage accounts, automated required minimum distribution functionality, and access to a broad range of investment products, including mutual funds and donor-advised fund solutions.

6.
Will there be any impact to existing Janus Henderson clients?

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There will be no disruption to existing clients’ investments or service as a result of the transaction.

ADDITIONAL Q&A

What is happening to the strategies Nicholas manages?

Nicholas will be leaving the mutual fund industry and the four funds planned to merge with Janus Henderson are the only active funds currently offered by Nicholas, with liquidations of two strategies in previous years.

Which Janus Henderson funds will the three non-flagship Nicholas Funds merge into?

Pending shareholder approval, Nicholas II will merge into the Janus Henderson Enterprise Fund, Equity Income will merge into the Janus Henderson U.S. Dividend Income Fund, and Nicholas Limited Edition will merge into the Janus Henderson Venture Fund.

Who will manage the new U.S. Research Core Fund? Will any Nicholas portfolio managers or staff join Janus Henderson?

The Janus Henderson U.S. Research Core Fund will be transitioned to the Janus Henderson Global Research platform.

How will fees and expense ratios for Nicholas shareholders compare after the reorganization? Are any fee waivers or expense caps planned?

The fund registration statement for U.S. Research Core is available on the SEC’s website today.

The proxy statement/prospectus filings for the fund reorganizations are forthcoming.

Whose performance record will the new U.S. Research Core Fund carry?

As disclosed in the registration statement, US Research Core Fund will start a new performance track record at launch.

Is Janus actively pursuing more deals like this?

The US mutual fund industry is highly fragmented and continues to undergo consolidation – we believe Janus Henderson, given our commitment to active management, can be a strong home for firms looking for strategic solutions for their business.

Will subadvisors be added to the funds following the Janus acquisition?

Following the mergers, Janus Henderson will become the investment adviser for all four funds. The funds will be managed by the investment teams at Janus Henderson.

How long has the deal been in the works?

Discussions have been ongoing since spring of 2026.

Did Janus Henderson work with an investment bank or consultant on this deal?  If so, who?

Janus Henderson did not engage financial advisors on this transaction.

Did Nicholas Company work with an investment bank or consultant on the deal?  If so, who?

Berkshire Global Advisors acted as financial advisor to the Nicholas Company in connection with the transaction.

INTERNAL COMMUNICATION

Strengthening our Direct business through the acquisition of Nicholas funds

[BANNER TO BE ADDED]

Hi everyone,

We’re pleased to share that Janus Henderson has entered into an agreement to acquire four mutual funds managed by Nicholas Company, an independently owned investment firm based in Milwaukee, Wisconsin. Subject to shareholder and regulatory approval (expected in spring next year) the acquisition will bring approximately 28,000 individual clients and $5.7 billion in AUM to Janus Henderson.

These funds bring a strong direct shareholder base, and this acquisition serves as a clear example of Janus Henderson actively investing in our U.S. Direct business. We are taking deliberate steps to protect and grow a platform that’s been part of our firm since the launch of our first U.S. mutual fund in 1970. It also reflects our value, Clients Come First – Always, by reinforcing our commitment to meeting self-directed investors where they are, with high-quality investment strategies, strong service, and the resources of a global active asset manager. Looking ahead, we will continue to pursue thoughtful acquisitions and partnerships where they make sense to support our long-term growth strategy.

Once the transaction is complete, Nicholas fund shareholders will be merged and welcomed into our Janus Henderson funds. They will be integrated into our self-directed investor offering, providing clients with comparable actively managed investment strategies, strong long-term track records, enhanced technology, client service resources, and access to Janus Henderson’s broader investment capabilities.

As part of the transaction, we also plan to launch a new mutual fund, the Janus Henderson U.S. Research Core Fund, and seed it with the merger of the flagship ‘Nicholas Fund.’ This will further strengthen our U.S. large-cap equity offering and extend our Global Research suite for mutual fund clients.

Nicholas Company has a renowned heritage and has served investors for nearly 60 years through a disciplined, bottom-up investment approach and a strong focus on long-term client outcomes. We’re honored to welcome Nicholas clients to Janus Henderson and look forward to partnering with David Nicholas, CEO of Nicholas Company, and the Nicholas team as we work together to ensure a smooth transition.

We know many colleagues have contributed to this acquisition and will continue to play an important role as we move toward completion. Thank you to everyone involved for your focus, collaboration, and commitment to delivering for clients.

We’ll share further updates as the transaction progresses. In the meantime, thank you for continuing to help us achieve our Purpose of Investing in a Brighter Future Together.

Marc Pinto, Head of Americas Equities and Russ Shipman, Head of Global Strategic Account Program & US Direct Business Channel